Filed by: METRO INC.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: The Jean Coutu Group (PJC) Inc.

A registration statement is expected to be filed by METRO INC.

The following News Release was first issued by METRO INC. on October 2, 2017.

[Materials begin below]

METRO INC. to acquire The Jean Coutu Group (PJC) Inc.

for $4.5 billion

Combination of the Jean Coutu Group and METRO will create

a new leader in food, pharmacy, health and beauty

•	Combination of two leading companies will create $16-billion retail leader strongly positioned to cater to growing consumer needs in food, pharmacy, health and beauty.

•	METRO gains Jean Coutu Group’s iconic brand, extensive network of more than 400 drugstores and state-of-the-art distribution center, providing increased scale and reach, operational efficiencies and enhanced growth potential.

•	Financially and commercially attractive deal due to highly complementary operations, entrepreneurial cultures, seasoned management teams; $75 million in expected synergies within three years.

•	The Jean Coutu Group, including METRO’s pharmacy distribution and franchising activities, will operate as a stand-alone division of METRO.

•	The Jean Coutu Group shareholders will become important shareholders of METRO; two Jean Coutu Group nominees will join Metro’s Board of Directors.

Montréal, October 2, 2017 – METRO INC. (“METRO”) (TSX: MRU) and The Jean Coutu Group (PJC) Inc. (the “Jean Coutu Group”) (TSX: PJC.A) announced today that they have entered into a definitive combination agreement (the “Agreement”) pursuant to which METRO will acquire all of the outstanding Jean Coutu Group Class A subordinate voting shares (the “Class A Shares”) and all of the outstanding Jean Coutu Group Class B shares (the “Class B Shares” and collectively with the Class A Shares, the “Jean Coutu Group Shares”) for $24.50 per Jean Coutu Group Share, representing a total consideration of approximately $4.5 billion, subject to regulatory and Jean Coutu Group shareholder approvals (the “Transaction”).

Under the terms of the Transaction, Jean Coutu Group shareholders will receive an aggregate consideration which will consist of 75% in cash and 25% in METRO common shares. The price of $24.50 per Jean Coutu Group Share implies a premium of 15.4% to the volume weighted average price of the Class A subordinated voting shares of the Jean Coutu Group f or the 20 trading days ending August 21, 20 17 (the day prior to the execution of a non-binding letter of intent between METRO and the Jean Coutu Group).

“Bringing together our two highly-respected and longstanding Québec brands represents an exciting milestone in the history of the Jean Coutu Group”, said Mr. Jean Coutu, Chairman of the Jean Coutu Group. “I am confident that this combination will ensure the safeguard of our entrepreneurial vision and corporate values as well as the perennial strength of the brand and will enable us to pursue our growth plan.”

“We’re honored to become the steward of the iconic Jean Coutu Group brand and we intend to build on this exceptional legacy,” said Mr. Eric R. La Flèche, President and Chief Executive Officer of METRO. “This transaction is attractive and compelling from a financial and commercial perspective. It is a unique opportunity to bring together each company’s expertise to better serve the growing consumer demand for healthier choices, value and convenience. The Jean Coutu Group’s extensive retail network and state-of- the-art distribution center will provide us with increased scale and reach, operational efficiencies and enhanced growth potential. We look forward to having Jean Coutu Group shareholders become important METRO shareholders.”

Mr. François J. Coutu, President and Chief Executive Officer of the Jean Coutu Group, said: “The strategic and commercial fit between the two companies and their retail networks represents an opportunity for continued growth; it will consolidate our position as the leading destination for professional services, health, beauty and wellness with a network comprised of more than 675 independent stores. This transaction also represents an opportunity for our shareholders to realize significant and immediate value while providing them the opportunity to participate in the future upside through continued ownership in the combined entity.”

Operational and Financial Highlights

METRO’s existing pharmacy distribution and franchising activities will be combined with those of the Jean Coutu Group which will operate as a stand-alone division of METRO with its own management team led by Mr. François J. Coutu.

The combined business will have an overall network of more than 1,300 stores in Canada. Post-combination, METRO expects to generate approximately $16 billion in revenue, over $1.3 billion in EBITDA and $500 million in free cash flow, including $75 million in expected synergies within three years. The combination is expected to be accretive to METRO earnings per share (adjusted for intangible amortization resulting from the combination) and to free cash flow per share.

Combined retail network – 1,300 stores in Canada:

	Québec	Ontario & NB	Total
Food stores	367	263	630
Drugstores

METRO	184	74	258

The Jean Coutu Group	382	37	419

Total	933	374	1,307

Under the terms of the Transaction, Jean Coutu Group shareholders will receive, at the election of each such shareholder, either (i) $24.50 in cash or (ii) 0.61006 common share of METRO for each Jean Coutu Group Share held, subject in each case to pro ration, such that the aggregate consideration paid to Jean Coutu Group shareholders will consist of 75% in cash and 25% in METRO common shares. The common shares of METRO issued in connection with the Transaction represent a pro forma ownership of approximately 11% of the combined company. Giving full effect to the pro ration, the consideration of each Jean Coutu Group Share represents $18.38 in cash and 0.15251 common share of METRO. Moreover, two Jean Coutu Group nominees will join Metro’s Board of Directors.

The METRO common shares issued to Jean Coutu Group shareholders in connection with the Transaction will be issued based on a reference price of $40.16 per METRO common share, representing the volume weighted average price of the METRO common shares for the 20 trading days ending September 26, 2017, the day prior to the public announcement that METRO and the Jean Coutu Group were engaged in advanced discussions relating to a possible combination transaction.

METRO has structured the financing of the cash portion of the Transaction consideration in order to maintain a strong and flexible balance sheet and remains committed to maintaining its current BBB credit rating. METRO has access to aggregate committed bank facilities of $3.4 billion, fully underwritten by Bank of Montreal, Canadian Imperial Bank of Commerce and National Bank of Canada, to finance the cash portion of the Transaction consideration. METRO intends to reduce the committed bank facilities through permanent financing and sale of certain assets. The combined company is expected to generate significant cash flows, providing liquidity to support operations and allowing for deleveraging.

Transaction Details

The Transaction will be structured as an amalgamation and will be subject to the approval of 66 2/3% of the votes cast by Jean Coutu Group shareholders, voting together as a single class, at a special meeting of Jean Coutu Group shareholders expected to be held in November 2017 (the “Special Meeting”). In addition to Jean Coutu Group shareholder approval, the Transaction is subject to regulatory approvals and approval by the TSX for the listing of the METRO common shares to be issued and certain other customary closing conditions. The definitive agreement between the Jean Coutu Group and METRO provides for a non-solicitation covenant in favour of METRO. A termination fee of $135 million is also payable to METRO in certain circumstances. Closing of the transaction is expected to occur in the first half of 2018.

The Board of Directors of the Jean Coutu Group, having received a unanimous recommendation from a special committee comprised solely of independent directors (the “Special Committee”), has unanimously approved the Transaction and recommends that Jean Coutu Group shareholders vote in favour of the Transaction. The Coutu family and affiliated entities, which hold Jean Coutu Group Shares representing 93% of the aggregate voting rights attached to all Jean Coutu Group Shares, have entered into irrevocable support and voting agreements pursuant to which they have agreed to vote all of their Jean Coutu Group Shares in favour of the Transaction at the Special Meeting. In addition, directors and senior officers of the Jean Coutu Group that beneficially own Jean Coutu Group Shares have also entered into support and voting agreements pursuant to which, subject to certain terms and conditions, they have agreed to vote all of their Jean Coutu Group Shares in favour of the Transaction at the Special Meeting.

The financial advisor to the Jean Coutu Group, National Bank Financial Inc., has provided an opinion to the Board of Directors and the Special Committee, and the independent financial advisor to the Special Committee, TD Securities Inc., has provided an opinion to the Special Committee, each to the effect that, subject to the assumptions, limitations and qualifications set out in such opinions, the consideration to be received by Jean Coutu Group shareholders in connection with the Transaction is fair, from a financial point of view, to such shareholders.

Further information regarding the Transaction will be contained in a management proxy circular that the Jean Coutu Group will prepare, file and mail to Jean Coutu Group shareholders in advance of the Special Meeting. Copies of the Agreement and management proxy circular will be available on SEDAR at www.sedar.com.

BMO Capital Markets and CIBC World Markets are acting as financial advisors to METRO. Norton Rose Fulbright Canada LLP is acting as legal counsel to METRO. National Bank Financial Inc. is acting as financial advisor to the Jean Coutu Group and TD Securities Inc. is acting as independent financial advisor to the Special Committee of the Jean Coutu Group. Stikeman Elliott LLP is acting as legal counsel to the Jean Coutu Group and Fasken Martineau DuMoulin LLP is acting as independent legal counsel to the Special Committee of the Jean Coutu Group.

Conference call

METRO INC. will host a conference call and a webcast accompanied by slides on October 2, 2017 at 9:30 a.m. EDT.

Analysts and institutional investors are invited to access the conference call by dialing (647) 427-7450 or 1 (888) 231-8191 (access code 94068336) or via the website, using this link:

http://event.on24.com/wcc/r/1519078-1/3B076CCAC70E6FE91182CDA90007098B

The journalists as well as the public may access this conference call via a listen mode only.

A replay of the conference call will be available approximately two hours after the event by calling toll-free 1 (855) 859-2056 (access code 94068336) or via the website until November 2, 2017, 23:59 EDT, using this link:

http://event.on24.com/wcc/r/1519078-1/3B076CCAC70E6FE91182CDA90007098B

About METRO INC.

With annual sales of $12.8 billion and over 65,000 employees, METRO INC. is a leader in food and pharmaceutical distribution in Québec and Ontario, where it operates a network of more than 600 food stores under several banners including Metro, Metro Plus, Super C and Food Basics, as well as over 250 drugstores under the Brunet, Metro Pharmacy and Drug Basics banners.

About The Jean Coutu Group (PJC) Inc.

The Jean Coutu Group is one of the most trusted names in Canadian pharmacy retailing. The Corporation operates a network of 419 franchised stores in Québec, New Brunswick and Ontario under the banners of PJC Jean Coutu, PJC Clinique, PJC Santé and PJC Santé Beauté, and employs more than 20,000 people. Furthermore, since December 2007, the Jean Coutu Group owns Pro Doc Ltd (“Pro Doc”), a Québec-based subsidiary and manufacturer of generic drugs.

Forward-Looking Statements

This press release includes “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of METRO or the Jean Coutu Group may constitute forward-looking statements within the meaning of the Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “potential”, “project”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms, variations of them, similar terminology or the use of future tenses. These forward-looking statements are not facts or guarantees of future performance, but only reflections of estimates and expectations of Jean Coutu Group’s and METRO’s management and involve a number of risks, uncertainties, and assumptions.

Although METRO and the Jean Coutu Group each believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a number of factors that could cause actual results to differ materially from the expectations of Jean Coutu Group’s or METRO’s management as set forth in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties discussed in (i) for METRO, the “Risk Management” section of the 2016 Annual Report filed with Canadian securities regulatory authorities, and (ii) for the Jean Coutu Group, its Annual Information Form under “Risk Factors” and also in the “Critical accounting estimates”, “Risks and uncertainties” and “Strategies and outlook” sections of the Jean Coutu Group’s annual management’s discussion and analysis for fiscal year ended March 4, 2017, filed with Canadian securities regulatory authorities. More particularly and without limitation, this press release contains forward-looking statements and information concerning: statements or implications about the anticipated benefits of the Transaction to METRO, the Jean Coutu Group and their respective shareholders, employees and pharmacists including future financial and operating results, METRO’s or Jean Coutu Group’s plans, objectives, expectations and intentions; the anticipated timing for the special meeting of Jean Coutu Group shareholders and the anticipated timing for the completion of the Transaction.

In respect of the forward-looking statements and information concerning the anticipated benefits of the proposed Transaction, the anticipated timing for the special meeting of Jean Coutu Group shareholders and the anticipated timing for the completion of the Transaction, METRO and the Jean Coutu Group, as the case may be, have provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory and shareholder approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction; and other expectations and assumptions concerning the Transaction. The anticipated timing to hold the shareholder meeting may change for a number of reasons. Although METRO and the Jean Coutu Group, as the case may be, believe that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Accordingly, investors and others are cautioned that undue reliance should not be placed on any forward-looking statements.

In respect of the anticipated benefits of the proposed Transaction, while the list below of cautionary statements is not exhaustive, some important factors that could affect METRO’s ability to achieve the results either expressed or implied by these forward-looking statements including, but not limited to, changes in the legislation or the regulatory environment as it relates to the sale of prescription drugs and pharmacy activities, the success of the METRO’s business model, changes in laws and regulations, or in their interpretations, changes to tax regulations and accounting pronouncements, the cyclical and seasonal variations in the industry in which the combined business would operate, the intensity of competitive activity in the industry in which the combined business would operate, the supplier and brand reputations, the combined business’ ability to attract and retain pharmacists, labour disruptions, including possibly strikes and labour protests, the accuracy of management’s assumptions and other factors that are beyond METRO’s control.

Risks and uncertainties inherent in the nature of the Transaction include without limitation the failure of the parties to obtain the necessary shareholder and regulatory approvals, including regulatory approvals and approval by the Toronto Stock Exchange, or to otherwise satisfy the conditions to the completion of the Transaction, in a timely manner, or at all; significant transaction costs or unknown liabilities; failure to realize the expected benefits of the Transaction; and general economic conditions. Failure to obtain the necessary shareholder and regulatory approvals, or the failure of the parties to otherwise satisfy the conditions to or complete the Transaction, may result in the Transaction not being completed on the proposed terms, or at all. There can be no assurance that the anticipated strategic benefits and operational, competitive and cost synergies resulting from the Transaction will be realized. In addition, if the Transaction is not completed, and the Jean Coutu Group continues as an independent entity, there are risks that the announcement of the Transaction and the dedication of substantial resources of the Jean Coutu Group to the completion of the Transaction could have an impact on Jean Coutu Group’s business and strategic relationships (including with future and prospective employees, pharmacy owners, customers, distributors, suppliers and partners), operating results and businesses generally, and could have a material adverse effect on the current and future operations, financial condition and prospects of the Jean Coutu Group. Furthermore, the failure of the Jean Coutu Group to comply with the terms of the combination agreement may, in certain circumstances, result in the Jean Coutu Group being required to pay a fee to METRO, the result of which could have a material adverse effect on Jean Coutu Group’s financial position and results of operations and its ability to fund growth prospects and current operations.

The forward-looking statements contained in this press release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this press release or other specified date and speak only as of such date. The Jean Coutu Group and METRO each expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell the Jean Coutu Group Shares or an offer to sell or a solicitation of an offer to buy METRO shares.

NOTICE TO U.S. HOLDERS

METRO is planning to file a registration statement on Form F-8 or F-80, which will include an Offering Circular and related Documents, with the United States Securities and Exchange Commission (“SEC”) in respect of shares of METRO to be offered or issued in the Transaction to US holders of Jean Coutu Group Shares. INVESTORS AND SHAREHOLDERS ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other related filings, at the SEC’s website (www.sec.gov).

Information:

Marie-Claude Bacon

Senior Director, Corporate Affairs

METRO INC.

(514) 643-1086

mbacon@metro.ca

Hélène Bisson

Vice President, Communications

The Jean Coutu Group (PJC) Inc.

(450) 646-9611, ext. 1165

hbisson@jeancoutu.com